FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 30, 2009

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Suite 1501, 700 West Georgia Street

Vancouver, B.C. Canada V7Y 1A1

COMMISSION FILE NUMBER: 029718

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

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 EXHIBITS

Exhibit

31.1

Annual Certification of CEO

Exhibit

31.2

Annual Certification of CFO

Exhibit

99.1

Year-End Financial Statements December 31, 2008

Exhibit

99.2

Year-End MD&A December 31, 2008

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

(Registrant)

By: “Jacob H. Kalpakian”

(Signature)

President & Director

Date: May 1, 2009

Form 6K Cover

Las Vegas From Home.com Entertainment Inc.

April 2009